SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             ALIGN TECHNOLOGY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    016255101
                                 (CUSIP Number)

                                NOVEMBER 14, 2002
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 5,813,414 shares, which constitutes approximately 10.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 57,708,120 shares outstanding.

CUSIP No. 016255101
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 5,461,259 (1)
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  5,461,259 (1)
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,461,259
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 9.5%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.

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                                                                               3


CUSIP No. 016255101
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         OHCMP Align, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 286,366 (1)
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  286,366 (1)
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         286,366
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 0.5%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------
------------------------
(1) Power is exercised through its general partner, Oak Hill Capital Management Partners, L.P.

CUSIP No. 016255101
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 352,155 (1)(2)
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  352,155 (1)(2)
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         352,155 (2)
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 0.6%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.
(2) Solely in its capacity as general partner of OHCMP Align, L.P. with respect to 286,366 shares of the Stock.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 5, 2002 (the "Schedule 13G"), relating to the Common Stock, par value $0.0001 per share (the "Stock"), of Align Technology, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a). Names of Persons Filing.

Item 2(a) is hereby amended and restated in its entirety as follows:

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), OHCMP Align, L.P., a Delaware limited partnership ("OHCMP Align"), and Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP") (the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (the "Controlling Persons"): OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar"), and OHCP MGP, L.L.C., a Delaware limited liability company ("OHCP MGP"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

         OHCP acquired 2,565,789 shares of the Stock and OHCMP acquired 65,789 shares of the Stock pursuant to a Stock Purchase Agreement, dated as of November 14, 2002 (the "Stock Purchase Agreement"), among the Company and the Investors party thereto (collectively, the "Investors"). The Stock Purchase Agreement also contains provisions regarding, among other things, the disposition of shares of the Stock and the registration of the Stock for sale in the public markets. By virtue of the Stock Purchase Agreement, OHCP and OHCMP may be deemed to be a group with the other Investors within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Stock beneficially owned by the other Investors. OHCP and OHCMP disclaim such beneficial ownership and are filing this Schedule 13G on behalf of themselves and not on behalf of any other person or entity.

Item 2(b). Address of Principal Business Office, or if None, Residence.

Item 2(b) is hereby amended and restated in its entirety as follows:

The address of the principal business office of each of the Reporting Persons and Controlling Persons is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

Item 4. Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

REPORTING PERSONS
-----------------

By virtue of the Stock Purchase Agreement, OHCP and OHCMP may be deemed to be a group with the other Investors within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Stock beneficially owned by the other Investors. OHCP and OHCMP disclaim such beneficial ownership.

OHCP

The aggregate number of shares of the Stock that OHCP owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,461,259, which constitutes approximately 9.5% of the outstanding shares of the Stock.

OHCMP Align

The aggregate number of shares of the Stock that OHCMP Align owns beneficially, pursuant to Rule 13d-3 of the Act, is 286,366, which constitutes approximately 0.5% of the outstanding shares of the Stock.

OHCMP

Because of its ownership of 65,789 shares of Stock and its position as general partner of OHCMP Align, OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 352,155 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

CONTROLLING PERSONS
-------------------

OHCP GenPar

Because of its position as general partner of each of OHCP and OHCMP, OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,813,414 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

OHCP MGP

Because of its position as general partner of OHCP GenPar, OHCP MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,813,414 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

REPORTING PERSONS
-----------------

OHCP

Acting through its general partner, OHCP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,461,259 shares of the Stock.

OHCMP Align

Acting through its general partner, OHCMP Align has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 286,366 shares of the Stock.

OHCMP

Acting through its general partner, OHCMP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,789 shares of the Stock. As the general partner of OHCMP Align, acting through its general partner, OHCMP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 286,366 shares of the Stock.

CONTROLLING PERSONS
-------------------

OHCP GenPar

As the general partner of OHCP and of OHCMP, GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,813,414 shares of the Stock.

OHCP MGP

As the general partner of OHCP GenPar, OHCP MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,813,414 shares of the Stock.

Item 8. Identification and Classification of Members of the Group.

Item 8 is hereby amended and restated in its entirety as follows:

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit A.

Item 10. Certifications

By signing below, we certify that, to the best or our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED:  November 26, 2002

                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GENPAR, L.P., general partner
                                   By:  OHCP MGP, L.L.C., general partner

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   OHCMP ALIGN, L.P.

                                   By:  OAK HILL CAPITAL MANAGEMENT PARTNERS,
                                        L.P., general partner
                                   By:  OHCP GENPAR, L.P., general partner
                                   By:  OHCP MGP, L.L.C., general partner

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GENPAR, L.P., general partner
                                   By:  OHCP MGP, L.L.C., general partner

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President